UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                        MEDICAL TECHNOLOGY SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58462R505
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Richard M. Lilly
                     2424 North Federal Highway, Suite 311
                            Boca Raton, Florida 33421
                                 (561) 391-4222
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                  SCHEDULE 13D
CUSIP No. 58462R505                                            Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RICHARD M. LILLY
     ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER
                    336,100 shares of common stock
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    336,100 shares of common stock
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,100 shares of common stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 5.1% of the issued and outstanding common stock.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 58462R505                                            Page 3 of 6 Pages


                                   ATTACHMENT


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common stock, par value $.01

         Medical Technology Systems, Inc.
         12920 Automobile Boulevard
         Clearwater. Florida 33762

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name:              Richard M. Lilly (Richard M. Lilly Revocable Trust)

     (b)  Business Address:  2424 North Federal Highway, Suite 311
                             Boca Raton, Florida 33431

     (c)  Principal Occupation:

          Mr. Lilly is an investment banker with Indianapolis Securities, Inc. a registered broker-dealer whose office is set forth in (b) above.

     (d) Mr. Lilly, during the last five years, has not been convicted in a criminal proceeding.

     (e) Mr. Lilly, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:         United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Personal funds in the aggregate amount of $151,296.

________________________________________________________________________________
Item 4.  Purpose of Transaction.


Mr. Lilly has obtained his shares principally for investment purposes. However, he will continue to evaluate the Company and its current management and reserve options as to any future actions he may take. He has preliminarily reviewed the proposed recapitalization plan announced on July 31, 2000 and does not believe such plan is in the best interest of the Company or its shareholders. However, Mr. Lilly does not presently intend to solicit proxies for opposition to such plan at its scheduled annual meeting.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 336,100 shares of common stock, constituting approximately 5.1% of the issued and outstanding common stock.

     (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 336,100 shares of common stock held by the Reporting Person.

     (c) Set forth below is a list of the transactions of the Reporting Person during the last 60 days. The transactions were brokerage transactions. Mr. Lilly obtained his additional shares at various times from July 24, 1998 at prices from $0.3164 and $0.4952.



        Trade Date      Settlement Date      Quantity     Price      Net Amount
     --------------------------------------------------------------------------
       June 16, 2000     June 21, 2000        25,500     0.5366      13,683.39
       June 21, 2000     June 26, 2000        20,500     0.5679      11,642.25
       June 23, 2000     June 28, 2000         5,500     0.6621       3,641.38
       June 26, 2000     June 29, 2000         1,000     0.6345         634.50
       June 29, 2000      July 5, 2000        10,000     0.6305       6,304.50
        July 6, 2000     July 11, 2000           550     0.6382         351.00
       July 10, 2000     July 13, 2000         3,950     0.6311       2,493.00
       July 11, 2000     July 14, 2000           200     0.6525         130.50
       July 18, 2000     July 21, 2000        10,500     0.6304       6,619.50
       July 24, 2000     July 27, 2000         4,200     0.6952       2,920.00
       July 26, 2000     July 31, 2000        10,500     0.6617       6,947.63
       July 26, 2000     July 31, 2000         5,000     0.6613       3,306.26
      August 1, 2000    August 4, 2000        15,000     0.6293       9,439.50


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None

________________________________________________________________________________








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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.



Dated: August 10, 2000


                                        /s/ Richard M. Lilly
                                        ----------------------------------------
                                            Richard M. Lilly





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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